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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _________________

                                    Form 11-K
                                _________________

                                        X

          [X]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   For the fiscal year ended December 31, 2001

                                       OR

          [_]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from _______________ to _____________


                         Commission file number: 0-19599
                                                --------


                          World Acceptance Corporation
                             Retirement Savings Plan
                              108 Frederick Street
                        Greenville, South Carolina 29607
              (Full title of the plan and the address of the plan)


                          World Acceptance Corporation
                              108 Frederick Street
                        Greenville, South Carolina 29607
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

================================================================================

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 2001 and 2000

                   (With Independent Auditors' Report Thereon)

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                       Financial Statements and Schedules

                           December 31, 2001 and 2000

                                Table of Contents

                                                                                  Page
                                                                                  ----
Independent Auditors' Report                                                         1

Financial Statements:

       Statements of Net Assets Available for Benefits                               2

       Statements of Changes in Net Assets Available for Benefits                    3

Notes to Financial Statements                                                        4


Supplemental Schedule:

Schedule 1
       Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
           December 31, 2001                                                         9

Independent Auditors' Consent                                               Exhibit 23

                          Independent Auditors' Report

To the Board of Trustees
World Acceptance Corporation Retirement Savings Plan:

We have audited the financial statements of the World Acceptance Corporation Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000 and for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in
Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP


Greenville, South Carolina
July 2, 2002

              WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2001 and 2000

                                                        2001            2000
                                                    -----------    -----------
Assets:
  Investments, at fair value                        $ 6,584,690      6,080,626
  Contributions receivable:
   Employer                                              18,271         15,959
   Employee                                              41,995         37,416
                                                    -----------    -----------
                                                         60,266         53,375
                                                    -----------    -----------
       Total assets                                   6,644,956      6,134,001

Liabilities:

  Refund payable for excess contributions                47,953          2,017
                                                    -----------    -----------
       Net assets available for benefits            $ 6,597,003      6,131,984
                                                    ===========    ===========

See accompanying notes to financial statements.

              WORLD ACCEPTANCE CORPORATION RETIREMENT SAVINGS PLAN Statements of Changes in Net Assets Available for Benefits

                     Years ended December 31, 2001 and 2000

                                                                         2001         2000
                                                                     -----------   ----------
Additions to net assets attributed to:

 Investment income:
   Net realized and unrealized depreciation in fair
     value of investments                                            $  (410,717)    (304,831)
   Interest and dividends                                                 85,958       64,837
                                                                     -----------   ----------
        Total investment loss                                           (324,759)    (239,994)
                                                                     -----------   ----------

 Contributions:

   Employer                                                              392,102      339,324
   Employee                                                            1,024,534      940,909
   Rollovers                                                               8,920       75,251
                                                                     -----------   ----------
                                                                       1,425,556    1,355,484
                                                                     -----------   ----------
        Total additions                                                1,100,797    1,115,490
                                                                     -----------   ----------

Deductions from net assets attributed to:

 Benefits paid to participants                                           635,778      992,145
                                                                     -----------   ----------
Net increase in net assets                                               465,019      123,345
Net assets available for benefits at beginning of period               6,131,984    6,008,639
                                                                     -----------   ----------
Net assets available for benefits at end of period                   $ 6,597,003    6,131,984
                                                                     ===========   ==========

See accompanying notes to financial statements.

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000




(1) Description of Plan

    The following description of the World Acceptance Corporation Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

    (a) General

        The Plan, which was formed in February 1993, is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). On January 1 and July 1 of each year, employees of World Acceptance Corporation (the "Plan Sponsor" or "Employer") who meet certain eligibility requirements may elect to become participants in the Plan.

    (b) Administrative Costs

        Substantially all administrative costs of the Plan are paid by the Plan Sponsor.

    (c) Contributions

        The Plan provides for participant contributions on a pretax compensation reduction basis. Participants may elect to contribute to the Plan by deferring up to 15% of annual compensation up to specified maximum amounts. The Plan Sponsor matches specified percentages of employee contributions, as determined by the Employer's Board of Directors. In applying the matching percentage, only employee contributions up to a maximum of 6 percent of compensation are eligible. The Plan Sponsor may also contribute a discretionary non-elective Employer contribution as determined annually by the Board of Directors.

    (d) Participant Accounts

        Each participant's account is credited with the participant's contribution and the Employer's matching contribution. Discretionary Employer contributions are allocated to individual participant accounts based on the proportion of each participant's annual compensation, as defined by the Plan, compared to the total annual compensation of all participants. Investment income is allocated to the individual participant accounts based on the proportion of each participant's account balance compared to the total balance within each fund.

                                                                     (Continued)

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000


       (e)  Vesting

            Participants are immediately vested in their voluntary contribution plus earnings thereon. Vesting of employer contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service, according to the following schedule:

                                                              Percent of
                   Years of Service                     Nonforfeitable Interest
                   ----------------                     -----------------------

                     Less than 1                                  0%
                         1                                        0%
                         2                                        0%
                         3                                       20%
                         4                                       40%
                         5                                       60%
                         6                                       80%
                         7 or more                              100%

            Notwithstanding the aforementioned, upon reaching normal retirement age or upon death or disability, participants become 100% vested.

       (f)  Payment of Benefits

            Participants are entitled to receive a distribution of their vested accounts upon the occurrence of retirement, death, total and permanent disability, or termination of employment for any other reason. Vested participants are also entitled to leave their benefits in the Plan until retirement. The method of payment is a lump-sum distribution.

       (g)  Forfeitures

            The Plan allocates participant forfeitures of Employer matching contributions as a reduction of the matching contributions otherwise made for the plan year following the plan year in which the forfeiture occurs. Forfeitures of discretionary Employer contributions are treated as if the forfeitures were additional Plan Sponsor nonelective contributions for the plan year in which the forfeitures occur.

(2)    Summary of Significant Accounting Policies

       (a)  Basis of Presentation

            The financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

                                       5                             (Continued)

                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2001 and 2000

       (b)  Investments

            The investments and changes therein of this trust fund have been reported to the Plan by PaineWebber Trust Company (Trustee) as having been determined through the use of fair values. Fair value is determined through the use of quoted market values for the underlying investments. Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

       (c)  Contribution Refund

            Refunds payable to participants at December 31, 2001 and 2000 were $47,953 and $2,017, respectively. These refunds were due to excess contributions, which were refunded to participants in 2002 for the year ended December 31, 2001 and in 2001 for the year ended December 31, 2000.

       (d)  Payment of Benefits

            Benefits are recorded when paid. On termination of service, a participant will become eligible to receive a lump-sum amount equal to the value of his or her vested account balance.

       (e)  Use of Estimates

            The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

       (f)  Reclassification

            Certain reclassifications have been made to the 2000 information to conform to the 2001 presentation. These reclassifications had no impact on net assets or the change in net assets as previously reported.

 (3)   Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

                                       6                             (Continued)

                          WORLD ACCEPTANCE CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

(4)  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated November 12, 1993, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the plan is currently designed and being operated in compliance with the applicable requirements of the Code, and believes that the Plan continues to qualify and to operate as designed.

(5)  Investments

     A participant may direct employee contributions in 1% increments in a variety of investment options.

     Participants may make changes in their investment elections at any time. Participants may change their deferral percentage no more than twice annually.

     Investments at December 31, 2001 and 2000 greater than 5% of net assets are as follows:

                                                          2001          2000
                                                       ----------    ---------

       AIM International Equity Fund                   $  470,350      444,200
       Alliance Premier Growth Fund                     1,004,233    1,282,365
       Franklin Balance Sheet Investment Fund             631,595      312,535
       Franklin Short-Interim U.S. Government Fund        708,453            *
       Investment Company of America                      466,213            *
       Oppenheimer Capital Appreciation Fund              509,533      577,305
       PaineWebber Growth and Income                            *      434,733
       PaineWebber Investment Grade Income                      *      662,198
       PaineWebber Stable Value GIC                     1,004,162      893,464
       Pimco Mid Cap                                      405,669      484,555
       USB Tactical Allocation Fund                       454,752      342,887
       World Acceptance Corp. Common Stock                660,367      424,995

     * Less than 5% of net assets.

(6)  Related Party Transactions

     Several of the Plan's investments are issued by PaineWebber Trust Company, therefore these transactions qualify as party-in-interest transactions. Investments in Riggs Bank, the Custodian of PaineWebber Trust Company, and in World Acceptance Corporation also qualify as party-in-interest transactions.

                                                                     (Continued)

                          WORLD ACCEPTANCE CORPORATION
                            RETIREMENT SAVINGS PLAN

                         Notes to Financial Statements

                           December 31, 2001 and 2000

(7)  Plan Amendment

     On December 21, 2001, the Plan executed an Amendment effective August 28, 2001, except as otherwise noted in the Amendment. This Amendment adopted changes related to the Economic Growth and Tax Relief Reconciliation Act of 2001. These changes will affect participants of the Plan as of January 1, 2002.

                                                                      Schedule 1


                          WORLD ACCEPTANCE CORPORATION
                             RETIREMENT SAVINGS PLAN

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

   (a)                      (b)                                      (c)
  Party              Identity of issue,                     Description of investment                           (e)
   in-               borrower, lessor,             including maturity date, rate of interest,    (d)          Current
interest              or similar party                 collateral, par or maturity value         Cost          Value
            Money Market Funds
    *       Riggs                                   Prime Money Market Fund                       **        $    38,463
            Mutual Funds

            AIM                                     International Equity Fund                     **            470,350
            Alliance                                Premier Growth Fund                           **          1,004,233
            American                                Bond Fund of America                          **            230,900
            American                                Investment Co. of America                     **            466,213
            Franklin                                Balance Sheet Investment Fund                 **            631,595
            Franklin                                Short-Interim U.S. Govt. Fund                 **            708,453
            Oppenheimer                             Capital Appreciation Fund                     **            509,533
    *       PaineWebber                             Stable Value GIC                              **          1,004,162
    *       PIMCO                                   Mid Cap Growth Fund                           **            405,669
    *       USB                                     Tactical Allocation Fund                      **            454,752
            Common Stock

    *       World Acceptance Corporation            Common stock, no par value                    **            660,367
                                                                                                            -----------
                                                                                                            $ 6,584,690
                                                                                                            ===========

* Indicates party-in-interest to the Plan.

** Cost information has not been included in column (d) because all investments are participant directed.

See accompanying independent auditors' report.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the World Acceptance Corporation Retirement Savings Plan Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    WORLD ACCEPTANCE CORPORATION
                                    RETIREMENT SAVINGS PLAN

                                    By: World Acceptance Corporation Retirement
                                        Savings Plan Advisory Committee


Date: July 10, 2002                     By: /s/ Charles D. Walters
                                            ------------------------------------
                                            Charles D. Walters, Committee Member


                                        By: /s/ A. Alexander McLean
                                            ------------------------------------
                                            A. Alexander McLean, III, Committee
                                            Member

                                                                     (Continued)

                                  EXHIBIT INDEX

Exhibit No.                  Document

    23                       Consent of KPMG LLP